GLOBALTEX INDUSTRIES INC.
#501 - 535 THURLOW STREET
VANCOUVER, B.C.  V6E 3L2
TELEPHONE:  (604) 682-4678
FAX:  (604) 682-4698
June 14, 2002
MARK SMITH
5090 Warwick Terrace
Pittsburgh, PA, U.S.A.  15213

Dear Sir:
Debt Settlement Agreement Amendment

We write to you in connection with amending the debt settlement agreement ("Debt Settlement Agreement") between Globaltex Industries Inc. (the "Borrower") and yourself (the "Lender") dated May 30, 2002. The Borrower and the Lender hereby agree to amend that Debt Settlement Agreement to include the loan agreement dated March 26, 2002 pursuant to which you advanced US $40,000 to the Borrower (the "March 2002 Loan Agreement"). All references to the Loan Agreements, as defined in the Debt Settlement Agreement will include the March 2002 Loan Agreement. All capitalized terms used in this letter agreement and not otherwised defined herein will have the meanings given to them in the Debt Settlement Agreement.

Consistent with the inclusion of the March 2002 Loan Agreement under the Debt Settlement Agreement, the total amount presently outstanding under the Loan Agreements (the "Loans") will increase by approximately CAD$61,000 and to total approximately CAD $1,413,100, and the number of Shares to be issued to you will be increased by approximately 110,990 to total approximately 2,563,572, subject to adjustment based on the amount of principal and interest owing as at the effective date of the Closing.

All other terms of the Debt Settlement Agreement shall remain the same with the necessary adjustments being made for the increase in the total amount of the debt to be converted.

If the foregoing correctly states your understanding of our agreement, please sign and return two originally signed copies of this Agreement to the Borrower.

Yours truly,
GLOBALTEX INDUSTRIES INC.


Per:    "Mark Fields"
    Mark Fields,
    President and Chief Executive Officer

ACCEPTED AND AGREED TO as of the date first written above.


"Mark Smith"
Mark Smith